Exhibit (21)

             SUBSIDIARIES OF PEOPLES BANCORP OF NORTH CAROLINA, INC.

     Peoples Bank, a commercial bank organized under the laws of North Carolina, is a subsidiary of Peoples Bancorp of North Carolina, Inc.

     In December 2001, the Peoples Bancorp of North Carolina, Inc. formed a wholly owned Delaware statutory trust, PEBK Capital Trust I ("PEBK Trust"), which issued $14 million of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures that qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of PEBK Trust are owned by the Company.


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